SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Investment Technology Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46145F105
(CUSIP Number)

Rachael Clarke

Philadelphia Financial Management of San Francisco, LLC

450 Sansome Street, Suite 1500

San Francisco, California 94111

(415) 352-4463

Mark Shamia

Voce Capital Management LLC

600 Montgomery Street, Suite 210

San Francisco, California 94111

(415) 489-2600

with a copy to:

Marc Weingarten

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 22 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46145F105	SCHEDULE 13D	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 672,067 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 672,067 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 672,067 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46145F105	SCHEDULE 13D	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 214,134 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 214,134 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 214,134 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46145F105	SCHEDULE 13D	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 800,726 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 800,726 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 800,726 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46145F105	SCHEDULE 13D	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON OC 532 OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 508,574 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 508,574 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 508,574 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46145F105	SCHEDULE 13D	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,195,501 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,195,501 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,195,501 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 46145F105	SCHEDULE 13D	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON JORDAN HYMOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,195,501 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,195,501 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,195,501 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	SCHEDULE 13D	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON JUSTIN HUGHES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 50,777 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 50,777 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 50,777 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	SCHEDULE 13D	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 624,907 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 624,907 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 624,907 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46145F105	SCHEDULE 13D	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 624,907 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 624,907 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 624,907 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46145F105	SCHEDULE 13D	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 624,907 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 624,907 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 624,907 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	SCHEDULE 13D	Page 12 of 22 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Investment Technology Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 165 Broadway, New York, NY 10006.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by:

(i) Boathouse Row I, L.P., a Delaware limited partnership (“BRI”);

(ii) Boathouse Row II, L.P., a Delaware limited partnership (“BRII”);

(iii) Boathouse Row Offshore Ltd., a Cayman Islands corporation (“BRO”);

(iv) OC 532 Offshore Ltd., a Cayman Islands corporation (“OCO”, and together with BRI,
BRII and BRO, the “Boathouse Funds”);

(v) Philadelphia Financial Management of San Francisco, LLC, a California limited liability company, General Partner of BRI and BRII, and Investment Advisor to BRO
and OCO (“Philadelphia Financial”);

(vi) Jordan Hymowitz, Managing Member of Philadelphia Financial (“Mr. Hymowitz”, and
together with Philadelphia Financial and the Boathouse Funds, the “PFM Parties”);

(vii) Justin Hughes (“Mr. Hughes”);

(viii) Voce Capital Management LLC, a California limited liability company (“Voce Capital
Management”);

(ix) Voce Capital LLC, a Delaware limited liability company and sole Managing Member of
Voce Capital Management (“Voce Capital”); and

(x) J. Daniel Plants, sole Managing Member of Voce Capital (“Mr. Plants”, and together with Voce Capital Management and Voce Capital, the “Voce Parties”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing and Group Agreement, as further described in Items 4 and 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the PFM Parties (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

CUSIP No. 46145F105	SCHEDULE 13D	Page 13 of 22 Pages

(b) The business address of each of the PFM Parties and Mr. Hughes is 450 Sansome Street, Suite 1500, San Francisco, California 94111. The business address of each of the Voce Parties is 600 Montgomery Street, Suite 210, San Francisco, California 94111.

(c) The principal business of the Boathouse Funds is investing in securities and related instruments. The principal business of Philadelphia Financial is the performance of investment management and advisory services. The principal business of Mr. Hymowitz is to serve as Managing Member of Philadelphia Financial. The principal business of Mr. Hughes is to serve as a Partner of Philadelphia Financial. The principal business of Voce Capital Management is investing for funds and accounts under its management. The principal business of Voce Capital is serving as the sole Managing Member of Voce Capital Management. The principal business of Mr. Plants is serving as the sole Managing Member of Voce Capital.

(d) During the last five years, none of the Reporting Persons or, to the best of their knowledge, the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On September 16, 2013, without admitting or denying the SEC’s findings (except as to jurisdiction), Philadelphia Financial voluntarily consented to the SEC’s entry of an Order that included findings, a Cease and Desist order, a requirement to pay $154,443.60 in disgorgement and interest, and a $65,000 civil penalty related to alleged violations of Rule 105 of Regulation M. As reflected in the SEC’s Order, Philadelphia Financial undertook prompt remediation and cooperated with the SEC during its investigation.

(f) The place of organization of (i) Philadelphia Financial is California, United States of America; (ii) BRI and BRII is Delaware, United States of America; (iii) BRO and OCO is the Cayman Islands; (iv) Voce Capital Management is California, United States of America; and (v) Voce Capital is Delaware, United States of America. The citizenship of each of Mr. Hymowitz, Mr. Hughes and Mr. Plants is the United States of America. The citizenship of each Covered Person is set forth on the Annex A and incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $49,841,000 million (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The shares of Common Stock directly owned by the Boathouse Funds and beneficially owned by Philadelphia Financial were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the shares of Common Stock directly owned by the Boathouse Funds is approximately $37,413,000, excluding brokerage commissions. The shares of Common Stock owned by the Boathouse Funds are held in accounts maintained by broker dealers in Regulation T margin accounts.

The shares of Common Stock beneficially owned by Voce Capital Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the shares of Common Stock beneficially owned by Voce Capital Management is approximately $11,307,000, excluding brokerage commissions.

CUSIP No. 46145F105	SCHEDULE 13D	Page 14 of 22 Pages

The shares of Common Stock beneficially owned by Mr. Hughes were purchased with the funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) of trusts established for the benefit of Mr. Hughes’s family. The aggregate purchase price of the shares of Common Stock beneficially owned by Mr. Hughes is approximately $1,121,000, excluding brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer’s Common Stock represented an attractive investment opportunity. The Reporting Persons believe that the Common Stock at current market prices is undervalued.

On March 2, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Original Joint Filing Agreement”), pursuant to which the Reporting Persons engaged in discussions with the Issuer and sought to obtain board representation. On April 8, 2015, Philadelphia Financial, Mr. Hughes and Voce Capital Management (collectively, the “Stockholder Group”) entered into an agreement with the Issuer (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer appointed R. Jarrett Lilien to the Board and to the Board’s Capital Committee and nominated Mr. Lilien for election to the Board at the 2015 annual meeting. In addition, the Board agreed to commence a search process, promptly following the 2015 annual meeting, to add an additional director to the Board and to confer with the Stockholder Group regarding such search process. The Reporting Persons agreed to certain customary standstill provisions, such provisions to last until the earlier of (x) the date which is 30 days prior to the last day on which notice of a stockholder’s intent to make director nominations at or bring other business before the Issuer’s 2016 annual meeting of stockholders must be submitted pursuant to the Issuer’s Amended and Restated By-laws and (y) such date, if any, of a breach by the Issuer in any material respects of its obligations under the Cooperation Agreement if such breach has not been cured within 30 days following written notice of such breach from the Stockholder Group. The foregoing summary of the Cooperation Agreement is qualified in its entirety by the full text of the Cooperation Agreement, a copy of which is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein. Upon execution of the Cooperation Agreement, the Reporting Persons terminated the Original Joint Filing Agreement.

On November 3, 2015, the Reporting Persons entered into a Joint Filing and Group Agreement (the “Joint Filing and Group Agreement”), for the purpose of (i) engaging in private discussions with the Issuer regarding operating results, cost and capital allocation, opportunities to enhance shareholder value and corporate governance, including board composition, and related matters, (ii) taking all other action with respect to the foregoing, and (iii) taking any other actions the Reporting Persons determine to undertake in connection with their respective investments in the Company, all to the extent permitted by the Cooperation Agreement. The foregoing summary of the Joint Filing and Group Agreement is qualified in its entirety by reference to the full text of the Joint Filing and Group Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated by reference herein.

CUSIP No. 46145F105	SCHEDULE 13D	Page 15 of 22 Pages

Representatives of certain of the Reporting Persons intend as a group to engage in private discussions with the Issuer’s management and members of the Issuer’s board of directors (the “Board”) to offer suggestions and advice to the Issuer regarding measures and changes that would maximize shareholder value, and other matters that the Reporting Persons may deem relevant to their investment in the Issuer, all to the extent permitted by the Cooperation Agreement.

Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 2,871,185 shares of Common Stock, constituting approximately 8.6% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 33,583,719 shares of Common Stock outstanding as of October 20, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the SEC on November 9, 2015.

(b) Each of the PFM Parties has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 2,195,501 shares of Common Stock. Each of the Voce Parties has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 624,907 shares of Common Stock. Mr. Hughes has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 50,777 shares of Common Stock held by trusts established for the benefit of Mr. Hughes’s family.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Collectively, the group (and each member thereof) may be deemed to have beneficial ownership of the shares of Common Stock owned by the other Reporting Persons. Each of the PFM Parties disclaims beneficial ownership of any shares of Common Stock beneficially owned by either Mr. Hughes or any of the Voce Parties. Each of the Voce Parties disclaims beneficial ownership of any shares of Common Stock beneficially owned by either Mr. Hughes or any of the PFM Parties. Mr. Hughes disclaims beneficial ownership of any shares of Common Stock beneficially owned by any of the PFM Parties or the Voce Parties.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex B hereto and is incorporated by reference herein.

(d) Not applicable.

CUSIP No. 46145F105	SCHEDULE 13D	Page 16 of 22 Pages

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Philadelphia Financial, Mr. Hughes and Voce Capital Management are parties to the Cooperation Agreement, as defined and described in Item 4 above. A copy of the Cooperation Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein. The Reporting Persons are parties to the Joint Filing and Group Agreement, as defined and described in Item 4 above. A copy of the Joint Filing and Group Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Exhibit	Description
1	Cooperation Agreement, dated April 8, 2015.
2	Joint Filing and Group Agreement, dated November 3, 2015.

CUSIP No. 46145F105	SCHEDULE 13D	Page 17 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2015

BOATHOUSE ROW I, L.P.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

OC 532 OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

CUSIP No. 46145F105	SCHEDULE 13D	Page 18 of 22 Pages

/s/ Jordan Hymowitz
Jordan Hymowitz

/s/ Justin Hughes
Justin Hughes

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

CUSIP No. 46145F105	SCHEDULE 13D	Page 19 of 22 Pages

Annex A

MANAGERS AND GENERAL PARTNERS OF THE PFM PARTIES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the “Covered Persons”) of the PFM Parties:

Philadelphia Financial

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jordan Hymowitz	Managing Member	Investment Management	United States	(1)

BRI

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

BRII

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

BRO

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	Investment Advisor	Investment Management	California	(1)
Rachael Clarke	Director	Investment Management	United States	(1)
Geoff Ruddick	Director	Professional Director	Cayman Islands	Cayman Islands
Ebony Myles-Berry	Director	Professional Director	Cayman Islands	Cayman Islands

OCO

CUSIP No. 46145F105	SCHEDULE 13D	Page 20 of 22 Pages

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	Investment Advisor	Investment Management	California	(1)
Rachael Clarke	Director	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC	United States	(1)
Michael Levin	Director	VP of Investment Operations and Co¬ Head of Operational Due Diligence at PAAMCO	United States	19540 Jamboree Road, Suite 400, Irvine, California 92612
Carlos Ferreira	Director	Head of Investment Operations at PAAMCO	Canada	19540 Jamboree Road, Suite 400, Irvine, California 92612

(1)  The address of the principal place of business of each of the Covered Persons is 450 Sansome Street, Suite 1500, San Francisco, California 94111.

CUSIP No. 46145F105	SCHEDULE 13D	Page 21 of 22 Pages

Annex B

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

BRI

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9/16/2015	25,068	13.51
9/25/2015	9,657	13.80
10/5/2015	6,414	13.73
10/6/2015	28,935	13.97
10/8/2015	17,351	14.25
10/9/2015	21,839	14.01
10/16/2015	30,728	14.89
10/16/2015	(24,659)	15.44
10/28/2015	(12,279)	16.27
10/29/2015	12,000	15.73
11/5/2015	(59,827)	20.26
11/5/2015	28,757	19.34	19.20 - 20.19
11/5/2015	17,263	20.68	20.20 - 21.18

BRII

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9/16/2015	7,463	13.51
9/25/2015	2,480	13.80
10/5/2015	2,018	13.73
10/6/2015	9,104	13.97
10/8/2015	7,419	14.25
10/9/2015	7,045	14.01
10/16/2015	7,550	14.89
10/16/2015	(4,760)	15.44
10/28/2015	(2,522)	16.27
10/29/2015	3,600	15.73
11/5/2015	(18,793)	20.26
11/5/2015	9,033	19.34	19.20 - 20.19
11/5/2015	5,423	20.68	20.20 - 21.18

BRO

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9/16/2015	28,596	13.51
9/25/2015	11,645	13.80

CUSIP No. 46145F105	SCHEDULE 13D	Page 22 of 22 Pages

10/5/2015	9,941	13.73
10/6/2015	44,832	13.97
10/8/2015	22,757	14.25
10/9/2015	26,148	14.01
10/16/2015	26,384	14.89
10/16/2015	(16,625)	15.44
10/28/2015	(10,185)	16.27
10/29/2015	14,200	15.73
11/5/2015	(70,686)	20.26
11/5/2015	33,976	19.34	19.20 - 20.19
11/5/2015	20,397	20.68	20.20 - 21.18

OCO

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9/16/2015	18,823	13.51
9/25/2015	5,498	13.80
10/5/2015	2,667	13.73
10/6/2015	12,032	13.97
10/8/2015	29,902	14.25
10/9/2015	8,434	14.01
10/16/2015	35,060	14.89
10/16/2015	(18,956)	15.44
10/28/2015	(5,558)	16.27
10/29/2015	5,200	15.73
11/5/2015	(45,697)	20.26
11/5/2015	21,965	19.34	19.20 - 20.19
11/5/2015	13,186	20.68	20.20 - 21.18

Mr. Hughes

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/22/2015	5,400	15.51

Voce Capital Management

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/21/2015	6,724	13.00
9/21/2015	6,284	13.00
10/30/15	85,000	16.02
10/30/15	28,400	15.91
11/02/15	50,000	16.45
11/03/15	31,419	16.98
11/04/15	10,000	17.08
11/04/15	18,200	17.13
11/04/15	46,800	17.07